

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2011

Mr. Troy Lyndon
Chief Executive Officer
Left Behind Games Inc.
25060 Hancock Avenue, Suite 103 Box 110
Murrieta, California 92562

> **Re:** **Left Behind Games Inc.**
> **Form 8-K filed January 20, 2011**
> **File No. 000-50603**

Dear Mr. Lyndon:

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Staff Accountant